FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 13, 2011

The Royal Bank of Scotland Group plc

Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
Scotland
United Kingdom
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-162219 and 333-162219-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

This Report on Form 6-K contains the details of updated risk factor and recent development disclosure relating to The Royal Bank of Scotland Group plc (“RBSG”, or, together with its subsidiaries consolidated in accordance with International Financial Reporting Standards, the “Group”) and The Royal Bank of Scotland plc (“RBS”, or, together with its subsidiaries consolidated in accordance with International Financial Reporting Standards, the “Issuer Group”), and is being incorporated by reference into the Registration Statements with File Nos. 333-162219 and 333-162219-01.

Risk Factor

The Independent Commission on Banking has published its final report on competition and possible structural reforms in the UK banking industry. The implementation of the recommendations included in the final report could have a material adverse effect on the Group.

The Independent Commission on Banking (the “ICB”) was appointed by the UK Government in June 2010 to review possible structural measures to reform the UK banking system in order to promote, amongst other things, stability and competition. The ICB published its final report to the Cabinet Committee on Banking Reform on 12 September 2011 (the “Final Report”) which sets out the ICB’s views on possible reforms to improve stability and competition in UK banking. The Final Report makes a number of recommendations, including in relation to (i) the implementation of a ring-fence of retail banking operations, (ii) loss-absorbency (including bail-in) and (iii) competition. The ICB has recommended 2019 as the final deadline for the implementation of its recommendations. The Group will continue to participate in the debate and to consult with the UK Government on the implementation of the recommendations set out in the Final Report, the effects of which could materially adversely affect the Group’s structure, results of operations, financial condition and prospects.

Recent Development

 Independent Commission on Banking

On 16 June 2010, HM Treasury published the terms of reference for the Government’s Independent Commission on Banking (“ICB”). The ICB was mandated to formulate policy recommendations with a view to: (i) reducing systemic risk in the banking sector, exploring the risk posed by banks of different size, scale and function; (ii) mitigating moral hazard in the banking system; (iii) reducing the likelihood and impact of a bank’s failure; and (iv) promoting competition in retail and investment banking with a view to ensuring that the needs of banks’ customers are served efficiently and considering the extent to which large banks can gain competitive advantage from being perceived as “too big to fail”.

Following an interim report published on 11 April 2011, the ICB published its final report to the Cabinet Committee on Banking Reform on 12 September 2011 (the “Final Report”). The Final Report makes a number of recommendations, including in relation to (i) the implementation of a ring-fence of retail banking operations, (ii) loss-absorbency (including bail-in) and (iii) competition. The ICB has recommended 2019 as the final deadline for the implementation of its recommendations. The Group will continue to participate in the debate and to consult with the UK Government on the implementation of the recommendations set out in the Final Report, the effects of which could have a negative impact on the Group’s consolidated net assets, operating results or cash flows in any particular period.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)
Date:	13 September 2011	By:	/s/ John Cummins
			Name:	John Cummins
			Title:	Group Treasurer